EXHIBIT (H)(3)

AMENDMENT NUMBER TWO
TO
ADMINISTRATION AGREEMENT

THIS AMENDMENT NUMBER TWO to the Administration Agreement (this “Amendment”) is entered into as of the 19th day of October, 2012 (“Amendment No. 2 Effective Date”) by and between The Community Reinvestment Act Qualified Investment Fund, a Delaware business trust (the “Trust”), and SEI Investments Global Funds Services (the “Administrator”), a Delaware statutory trust.

WHEREAS, the Trust and the Administrator entered into an Administration Agreement dated as of the 22nd day of December, 2006, as amended, pursuant to which the Administrator agreed to provide certain administrative and accounting services to the Portfolios (the “Agreement”); and

WHEREAS, the Trust and the Administrator desire to further amend the Agreement as provided herein.

NOW THEREFORE, in consideration of the premises, covenants, representations and warranties contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1)	Defined Terms. Except as specifically set forth herein, defined terms used herein shall have their respective meanings as set forth in the Agreement.

2)	Section 9.01. Section 9.01 of the Agreement is hereby deleted and replaced in its entirety as set forth below:

9.01
Term and Renewal.  This Agreement shall become effective as of the Effective Date and shall remain in full force and effect until December 31, 2015 (the “Initial Term”), and thereafter shall automatically renew for successive one year terms (each such period, a “Renewal Term”) unless terminated by any party giving written notice of non-renewal at least ninety days prior to the last day of the then current term to each other party hereto.

3)
Schedule III (Schedule of Fees).  Schedule III (Schedule of Fees) is hereby amended to delete the Asset Based Fees section under the heading “Administration and Accounting Fee” in its entirety and replace such section as follows:

Asset Based Fees: (calculated and assessed monthly in arrears based on the aggregate net assets of the Trust):

Trust Assets	Basis Points
First $1.4 billion of aggregate net assets of the Trust	6
Aggregate net assets of the Trust in excess of $1.4 Billion	5

4)
Ratification of Agreement. Except as expressly amended and provided herein, all of the terms, conditions and provisions of the Agreement are hereby ratified and confirmed to be of full force and effect, and shall continue in full force and effect.

5)
Counterparts. This Amendment may be executed in two or more counterparts, all of which shall constitute one and the same instrument.  Each such counterpart shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.  This Amendment shall be deemed executed by both parties when any one or more counterparts hereof or thereof, individually or taken together, bears the original or facsimile signatures of each of the parties.

6)
Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws or choice of laws rules or principles thereof.  To the extent that the applicable laws of the Commonwealth of Pennsylvania, or any of the provisions of this Amendment, conflict with the applicable provisions of the Investment Company Act of 1940, the Securities Act of 1933 or the Securities Exchange Act of 1934, the latter shall control.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment by their duly authorized representatives as of the day and year first above written.

THE COMMUNITY REINVESTMENT ACT QUALIFIED INVESTMENT FUND

By:	/s/ Alyssa D. Greenspan
Name:	Alyssa D. Greenspan
Title:	Vice President

SEI INVESTMENTS GLOBAL FUNDS SERVICES

By:	/s/ John Alshefski
Name:	John Alshefski
Title:	Senior Vice President

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